Exhibit 99.1

NGP announces US $98.5 million financing closed with John Hancock
First Renewable Project to obtain DOE Loan Guarantee Under the Financial Institution Partnership Program

Vancouver, B.C. (September 7, 2010), Nevada Geothermal Power Inc. (NGP) (TSX.V: NGP, OTCBB: NGLPF) is pleased to announce that it has closed a US $98.5 million loan with John Hancock Financial Services as lead lender and the U.S. Department of Energy (DOE) as loan guarantor for 80 percent of the loan amount or US $78.8 million. The blended interest rate for the loan has been determined at 4.14%.

NGP is the first renewable power development company to complete a loan guarantee through the DOE’s Financial Institution Partnership Program (FIPP), an important initiative for clean energy supported by the 2009 American Recovery and Reinvestment Act. The loan was assigned a BB+ credit rating by Fitch Ratings Ltd., of New York.

“I’m pleased that Recovery Act financing is helping Nevada Geothermal Power to create jobs in northern Nevada and bringing us closer to energy independence,” said Senator Harry Reid.

Nevada Governor Jim Gibbons commented, “With Nevada’s goal of becoming a leader in geothermal energy production, it’s promising to see a company like NGP accelerate success through a strong relationships with senior financial institutions such as John Hancock and the Department of Energy Loan Programs Office. We know that they have a bright future ahead of them as they exhibit momentum and leadership in the development of renewable base load energy.”

The Faulkner 1 geothermal plant is currently producing 36-38 MW (net) and has a 20-year power purchase agreement with NV Energy. Humboldt County Administrator Bill Deist stated , “The Blue Mountain project has had a positive impact on our local economy and has been an excellent fit within the Winnemucca region. It has created important, long-term employment opportunities and is a win-win for everybody.”

NGP continues development work on the Faulkner 1 project in order to achieve its full power output capacity. “Closing the loan is a huge step for NGP, as it represents a major milestone in the development of the Blue Mountain project and of the company as a whole. NGP provides significant employment in Nevada and the Winnemucca area and we believe the Faulkner 1 project will provide a stable base for expanding employment opportunities as the Company embarks on additional development projects, ” said NGP President and Chief Executive Officer Brian Fairbank. “We appreciate the hard work and cooperation of our partners, the DOE, John Hancock, TCW and our financial advisors RLR Consultants and MC Capital Partners, throughout this process.”

John Hancock Financial Services is a leading institutional energy lender with experience in fixed rate utility lending, project financing and private equity investments, including prior geothermal financings. John C.S. Anderson, Head of Power & Infrastructure Finance at John Hancock stated, “John Hancock is very pleased that Blue Mountain is the first project to have closed a DOE loan guarantee through FIPP. We have been working very hard to develop FIPP financings over the last year, and are delighted that NGP is the first company to reach this impressive milestone. We are looking forward to supporting NGP in its future endeavors.”

About Nevada Geothermal Power Inc.:
Nevada Geothermal Power Inc. operates the 49.5 MW Faulkner 1 geothermal plant in Nevada. It is a growing, renewable energy developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources in the United States. NGP currently owns a 100% leasehold interest in five properties: Blue Mountain, Pumpernickel Valley, Edna Mountain and lack Warrior in Nevada, and Crump Geyser, in Oregon. These properties are at different levels of exploration and development. NGP estimates a potential of between 150 MW and 300 MW from its current leaseholds.

Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng.
President & CEO
http://www.nevadageothermal.com

Investor Inquiries:
Paul Mitchell
Nevada Geothermal Power Inc.
Telephone: 604-688-1553 X118
Direct Line: 604-638-8784
Toll Free: 866-688-0808 X118
Email: pmitchell@nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.